[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]

October 3, 2006

Via Edgar and Facsimile (202) 772-9204

H. Christopher Owings, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0306

Re	Skins Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed on August 18, 2006
File No. 333-133406

Dear Mr. Owings:

On behalf of Skins Inc., a Nevada corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 (“Amendment No. 3”) to Form SB-2 originally filed April 19, 2006, and as amended by Amendment Nos. 1 and 2 on June 30 and August 18, 2006, respectively. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2 to the Registration Statement. We have been advised that changes in Amendment No. 3 from Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Amendment No. 2, the Commission issued a comment letter dated September 7, 2006. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 2 to Registration Statement on Form SB-2

Results of Operations, page 22

1.
Comment: We note from the discussion of your results of operations for the three and six month periods ended June 30, 2006 that you primarily attribute the increase in net loss from the respective prior period to the increase in selling, general and administration. However, it appears from your disclosures and amounts presented in the financial statements that the unrealized loss on derivative instruments also had a significant impact on your net loss. Please revise as appropriate.

Response: We respectfully note your comment and have revised the disclosure to include all of the primary reasons for the increase in net loss for the six months ended June 30, 206.

H. Christopher Owings, Esq.
October 3, 2006

2.
Comment: You include a discussion and analysis of your results of operations for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. However, you have not presented and are not required to present a statement of operations for these periods. Please remove this discussion and analysis.

Response: We respectfully note your comment and have omitted the discussion and analysis of the three months ended June 30, 2006 and 2005.

3.
Comment: Please revise the index to clearly indicate that the financial statements are those of Skins Inc. Please also revise to refer to the exact titles of the financial statements included in the filing.

Response: We respectfully note your comment and have revised the index to clearly indicate that the financial statements are those of Skins Inc. and to refer to the exact title of each financial statement.

Report of Independent Registered Public Accounting Firm, page F-2

4.
Comment: Please request your independent accountants to provide a report that includes an explanatory paragraph that identifies the nature of the restatements and refers the reader to Note 11 that discusses the restatements in detail. Please refer to Auditing Standards Codification AU Sections 508.16 and 420.12.

Response: We respectfully note your comment and our independent auditors have updated their report to include an explanatory paragraph that identifies the nature of the restatements and a reference to Note 11.

Consolidated Balance Sheets, page F-3

5.
Comment: It appears that the December 31, 2004 balance of additional paid-in capital presented on the face of your consolidated balance sheets should be revised to agree to the corresponding amount presented in the consolidated statements of stockholders’ equity (deficiency) at page F-5. Please revise as appropriate.

Response: We respectfully note your comment and have revised the balance of additional paid-in capital on the Company’s consolidated balance sheets to agree with the corresponding amount presented in the consolidated statements of stockholders’ deficiency.

Consolidated Statements of Stockholders’ Equity (Deficiency), page F-5

6.
Comment: We reviewed your response to comment 9 in our letter dated July 20, 2006. It appears that the acquisition and retirement of treasury stock pursuant to the terms of the share exchange agreement should be included (“netted”) in the “Skins, Inc. net assets assumed on March 20, 2006” line item. As currently presented, it appears that Logicom shareholders retained a majority ownership interest in Skins Inc., which would preclude accounting for the merger as a recapitalization. Please revise your presentation accordingly. Please also revise the statements of cash flows to include the “purchase of treasury stock” line item in the “cash assumed in connection with the recapitalization” line item.

H. Christopher Owings, Esq.
October 3, 2006

Response: We respectfully note your comment and have included the acquisition of treasury stock in the net asset assumed on March 20, 2006 on the Consolidated Statement of Stockholders’ Deficiency. In addition we have revised our Consolidated Statement of Cash Flow for the six months ended June 30, 2006 accordingly.

7.
Comment: We note your response to comment 8 in our letter dated July 20, 2006 and the revision to your disclosure. It appears that the guidance in SAB Topic 4:B requires that the entire accumulated deficit as of the date of the merger of Skins Shoes LLC and Skins Shoes, Inc. should be considered a return of capital to the members. Please revise accordingly.

Response: We respectfully note your comment and have transferred the entire accumulated deficit as of the date of the merger of Skins Shoes, LLC and Skin Shoes, Inc. to Additional Paid inCapital as a return to capital members on October 20, 2005 in our Consolidated Statements of Stockholders’ Equity (Deficiency).

Note Description of Business, page F-8

Going Concern, page F-9

8.
Comment: Please revise to disclose in more detail management’s plans to resolve the doubts about your ability to continue as a going concern. Please refer to Section 607.02 of Codification of Financial Reporting Policies.

Response: We respectfully note your comment and have updated our Going Concern footnote found in Note 1 to disclose in more detail management’s plans to resolve the doubts about the Company’s ability to continue as a going concern.

Note 2: Summary of Significant Accounting Policies, page F-9 Derivative Instruments,

9.
Comment: Please disclose the assumptions used to estimate the fair value of the derivative instruments at each balance sheet date. Please also disclose the fair value of the liability with respect to the warrants.

Response: We respectfully note your comment and have updated our derivative footnote found in Note 2 to include the assumptions used to estimate the fair value of the derivative instruments at each balance sheet date. We have also disclosed the fair value of the liability with respect to the warrants.

H. Christopher Owings, Esq.
October 3, 2006

Note 5: Related Party Payables, page F-12

10.
Comment: We note that you granted 122,000 fully vested shares of your common stock to two shareholders for consulting services to be provided over a two year term beginning April 3, 2006. You valued the transaction based on the fair value of your common stock on the date of grant and presented the offsetting debit as contra-equity. Please provide us with the specific facts and circumstances surrounding the agreements under which you deemed it appropriate to report the amount as contra-equity as opposed to a prepaid asset or an immediate expense. Please refer to paragraph 5 of SFAS 123(R) and paragraph 13 of EITF 00-18.

Response: We respectfully note your comment and bring to your attention that the consultants received 122,000 fully vested non-forfeitable shares of the Company’s Common Stock for services to be provided over a two-year term in accordance with a contract that began on April 3, 2006. The Company has concluded that the expense related to the issuance of these fully vested common shares will be expensed as the services are provided in accordance with paragraph 5 of SFAS 123(R). The amount of prepaid expense relating to this transaction has been reclassified at June 30, 2006 from a contra-equity account to a prepaid asset on the Company’s June 30, 2006 balance sheet in accordance with paragraph 13 of EITF 00-18.

Note 8: Share Exchange Agreement, page F-13

11.
Comment: We reviewed your response to prior comment 15 in our letter dated July 20, 2006. It does not appear you have fully addressed our comment. Please tell us the amount of proceeds allocated to the convertible debt, common stock and warrants issued in the two private placement transactions. Please also tell us the assumptions you used in estimating the fair value of the warrants issued in the convertible debt transaction and why the allocation of proceeds received in the transaction does not result in a beneficial conversion feature. Please refer to EITF 00-27. In addition, please tell us the basis for your determination that the liquidated damages contained in the subscription agreements are penalties and not compensation for the fair value differential between registered and unregistered shares. Please refer to paragraph 16 of EITF 00-19. Further, please tell us why the derivative warrant liabilities were not reflected in the net assets assumed in the share exchange transaction and your basis for recording the entire amount of the liabilities, as opposed to the change in the fair value of the liabilities from the date of the share exchange transaction, in your statements of operations.

Response: We respectfully note your comment and bring to your attention that there were two separate private placement offerings on March 20, 2006. First we sold 2,821,428 units for $2,370,000 and the second was a conversion of a convertible debenture of $150,000 into 178,572 units, a conversion price of $0.84 per unit. Each unit consisted of one share of common stock and one share purchase warrant exercisable at $1 per share. The warrants in both transactions were granted on March 20, 2006 coinciding with the close of both private placements and the share exchange.

H. Christopher Owings, Esq.
October 3, 2006

Based on our review of EITF 00-27, Issue 15 we concluded that an embedded beneficial conversion was present only on convertible debt private placement. On the commitment date of November 2, 2005 there was an embedded beneficial conversion of approximately $23,000. The $23,000 embedded beneficial conversion would have been amortized to the redemption date of March 20, 2006 (merger date) in accordance with Issue 6 of EITF 00-27 in the pre-merger financial statements of Logicom. On the conversion date we allocated the proceeds of the $150,000 convertible debenture to each equity instrument based on the ratio of the fair value of each equity instrument on the commitment date divided by the total fair value of all equity instruments on the commitment date in accordance with paragraph 54 of EITF 00-27 (Issue 15). On the commitment date the fair value of the stock was based on the market price of $0.80 a share or $142,858 and the fair value of the warrants was calculated to be $0.20 based on a Black-Scholes computation or $35,715. Based on this calculation we determined that $120,000 and $30,000 of the proceeds should be allocated to the Common Stock and Warrants, respectively. The $120,000 proceeds from the Common Stock is shown on our Consolidated Statements of Stockholders' Equity (Deficiency) and the $30,000 proceeds from the warrants was treated as a liability in accordance with EITF 00-19 (the warrants are subject to a liquidated damages provision as explained below).

The Company reviewed the subscription agreements and concluded that the liquidated damages provision contained thereon do not offer any type of compensation to the subscribers. It specifies a punitive damage only. Therefore the Company has computed the fair value of the derivative liability based on a Black-Scholes model and have updated Note 2, Derivative Instruments to disclose all the assumptions used.

The Company has 3,000,000 warrants that are subject to the liquidated damages penalty contained in the subscription agreements. Of the 3,000,000 warrants 2,821,428 and 178,572 were issued in conjunction with the cash and convertible debt conversion, respectively. On March 20, 2006 the Company included a derivative liability of $553,846 in the Skins Inc Net Asset assumed on the 2,821,428 warrants granted in the cash close. On June 30, 2006 the Company increased the liability to $1,722,764 on the 2,8221,428 warrants with an offset of $1,168,918 unrealized loss on derivative instruments on its Statement of Operations for the six months ended June 30, 2006 based on the difference in fair value of the derivative liability assumed on March 20, 2006 and the fair value of the derivative on June 30, 2006. For the remaining 178,572 warrants granted upon the conversion of the debt, the Company recorded the derivative liability of $109,036 at June 30, 2006 with the offset to unrealized loss on derivative instruments on its Statement of Operations for the six months ended June 30, 2006 for the difference between the initial warrant value of $30,000 and the derivative liability at June 30, 2006, and not netted out against the net assets assumed upon the merger on its Statement of Stockholders’ Deficiency for the same period because the 178,572 warrants were granted after the merger was complete.

H. Christopher Owings, Esq.
October 3, 2006

Note 9: Stock Options, page F-14

12.
Comment: With respect to the awards granted to the two board members, please revise to disclose the amount of compensation expense recognized during each of the periods referred to in the last paragraph on page F-14.

Response: We respectfully note your comment and have updated our disclosure in Note 9 to include the amount of compensation expense recognized during each of the periods mentioned.

13.
With respect to the options granted to consultants and non-employees disclosed in the last two paragraphs under “March 16, 2006 Replacement Option Grants,” please disclose the amount of compensation expense recognized during each period presented. Please also disclose the assumptions used to estimate fair value of the options at each valuation date.

Response: We respectfully note your comment and have updated our disclosure in Note 9 to include the amount of compensation expense recognized during each period presented and the assumptions used to estimate the fair value of the options at each valuation date for the March 16, 2006 Replacement Options.

Form 10-QSB for Quarter Ended June 30 2006

14.	Comment: Please amend to address the comments above as applicable.

Response: We respectfully note your comment and have amended the June 30, 2006 Form 10-QSB as applicable.

Form 8-K/A Filed on August 18, 2006

15.	Comment: Please amend to address the comments above as applicable.

Response: We respectfully note your comment and have amended the Form 8-K/A as applicable.

16.	Comment: We note that you did not revise the unaudited pro forma consolidated condensed financial statements to reflect the share exchange transaction as a recapitalization. Please do so.

Response: We respectfully note your comment and would like to bring your attention Note 11. Please refer to the last paragraph on the bottom of page 32 where we classify the transaction as a recapitalization.

H. Christopher Owings, Esq.
October 3, 2006

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.
Thomas J. Poletti, Esq.

cc:	Mark Klein, Skins Inc.
Scott M. Aderegg, SEC